PE 6-3-02

02041053

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PROCESSED
JUL 0 1 2002
THOMSON FINANCIAL

For the month of June, 2002

Bank of Montreal
(Translation of registrant's name into English)

SEC MAIL PROCESSING RECEIVED JUN 1 3 2002 WASH. D.C. 104 SECTION

1 First Canadian Place
Toronto, Ontario M5X 1A1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_____ Form 40-F__X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No.__X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CRGH

Bank of Montreal

News

FOR IMMEDIATE RELEASE

Frank Techar Named President and CEO of Harris Bank Alan McNally to Become Non-Executive Chairman of Harris Bank and Bankmont Financial

TORONTO and CHICAGO, June 13, 2002 – Bank of Montreal (NYSE, TSE:BMO) today named Frank Techar as President and Chief Executive Officer of its Harris Bank subsidiary in Chicago. Techar will succeed Alan G. McNally, Chairman and Chief Executive Officer of Harris Bank.

McNally is retiring as chief executive officer of Harris Bank and Vice Chair of Bank of Montreal. In today's announcement he is named non-executive Chairman of the board for both Harris Bankcorp and Bankmont Financial, the holding company for Bank of Montreal's U.S. businesses. He will also serve in a consulting capacity.

The changes are effective September 1, 2002.

The appointments come as Harris Bank begins the next phase of accelerated growth. Bank of Montreal recently announced that Harris Bank will increase from 145 bank branches in and around Chicago today to approximately 200 locations within the next five years in its goal to become the leading full-service bank in Greater Chicago.

Techar, 45, will be based at Harris Bank's headquarters in downtown Chicago. He will report to William Downe, Chief Executive Officer of Bankmont Financial and Deputy Chair of Bank of Montreal. In his new role, Techar will also become a member of Bank of Montreal's Management Board Executive Committee.

"Al McNally is one of the key architects of Bank of Montreal's U.S. growth strategy," said Tony Comper, Chairman and Chief Executive Officer, Bank of Montreal. "In 27 years of dedicated service, Al has made remarkable contributions to our success.

"Frank Techar is an outstanding executive with a strong track record of achievements," said Comper. "He is superbly equipped to provide the next generation of leadership at Harris Bank."

Comper thanked McNally for his contribution during his nine years at the helm of Harris Bank.

"Under Al's stewardship, Harris Bank has tripled its retail distribution network, tripled its customer base to more than a million customers, and tripled its market share of retail deposits. We are fortunate indeed that our company will continue to benefit from Al's skills and experience in his leadership role as non-executive Chairman of Harris Bankcorp and Bankmont Financial.

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"Frank will lead Harris in the next phase of our expansion. He will work closely with our leadership team in the U.S. and Canada to ensure a fully integrated approach as Bank of Montreal continues aggressive U.S. growth in our personal and commercial, wealth management and investment banking businesses."

Comper noted that McNally's decision to retire comes at a time when strong financial results have been posted for Chicagoland banking. Earnings have increased almost 140 per cent in Bank of Montreal's second quarter of 2002 compared to the same period a year ago. He said this demonstrated growth and momentum in the U.S. retail bank.

Techar most recently held the position of Executive Vice-President, Small Business Banking, Personal and Commercial Client Group. He earned a Bachelor of Science and Engineering degree from Princeton University and an MBA from the University of Denver, and completed the University of Southern California Executive Program.

A native of Minnesota, he joined Bank of Montreal's Denver office in 1984 as an Associate Account Officer in Corporate Banking and went on to hold various business development assignments in Denver and Houston. As Managing Director, Corporate Banking in Houston from 1993 to 1995, he had overall responsibility for corporate finance activities in the Gulf Coast region for the Natural Resources sector. He then gained three years of international leadership experience as Senior Vice-President and General Manager of BMO's offices in London, England, and as the senior company executive in Europe.

Since mid-1998, Techar has focused on the high-priority small and medium-sized business market, holding the positions of Senior Vice-President, Personal and Commercial Lending Services and Senior Vice-President, Small Business Banking before taking up his current position.

"I am proud to succeed Al McNally," said Techar. "As well, I am excited about getting to know our team of dedicated employees across the Harris network who have built a wonderful franchise and solid foundation for accelerated growth. As a Midwesterner, I am delighted to have the opportunity to live in and experience the great city of Chicago."

Alan McNally, who will be 57 in the fall, joined Harris as Chief Executive Officer and Vice Chairman in September 1993, and was elected Chairman in April 1995.

McNally joined Bank of Montreal in 1975, and played a leading role in Harris Bank becoming a member of the Bank of Montreal Group of Companies in 1984. Prior to his move to Chicago, he held the post of Vice Chairman, responsible for Personal and Commercial Financial Services at Bank of Montreal. He also served as Chairman of MasterCard International.

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In his career with Bank of Montreal, McNally has had senior responsibilities in virtually every area of the company's operations, serving as Corporate Controller, in International Banking and Treasury, and heading its London and European operations.

McNally will continue to serve as Seventh District Member of the Federal Advisory Council of the Federal Reserve System. He is a member of the board of directors of Walgreen Co., a trustee of DePaul University, a member of the advisory board of Northwestern University's J. L. Kellogg Graduate School of Management and a member of the board of Evanston Northwestern Healthcare. He is also a member of the Civic Committee and an active member of Chicago's business and civic community.

McNally said: "After nine years as CEO it's time to pass the torch to the next generation of leadership. I am absolutely delighted that a leader with Frank's talent, character and experience will be at the helm for the next phase of Harris Bank's growth and expansion. I look forward to my continued role and sincerely thank our employees and management team for their dedication and achievement during my tenure as CEO."

Bank of Montreal is a highly diversified financial services company operating more than 30 lines of business. Its group of companies includes Harris Bank and BMO Nesbitt Burns, one of Canada's largest full-service investment firms. Bank of Montreal is the largest Canadian financial services firm in the United States. The Bank of Montreal Group of Companies has total average assets of $244 billion ($156 billion US), $76 billion ($49 billion US) in the U.S.

Harris Bank, with $44 billion ($28 billion US) in assets, is one of the largest community bank networks in Illinois, a nationally recognized provider of private client and personal trust services, and a premier Midwest mid-market corporate bank. Harris has nearly 145 locations throughout Chicagoland, with additional wealth management offices and branches across the United States. Harris' affiliates include Harris*direct*, for self-directed investors, and Harris AdvantEdge Investing, for investors seeking full-service investing provided by a salaried advisor.

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Contacts:

Media Relations:
Joe Barbera, Toronto, (416) 867-3996
Paul Gammal, Chicago, (312) 461-6625
Ron Monet, Montreal, (514) 877-1101

Internet: http://www.bmo.com

Investor Relations:
Susan Payne, Toronto, (416) 867-6656
Lynn Inglis, Toronto, (416) 867-5452

Internet: http://www.bmo.com/investorrelations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bank of Montreal

Date: June 13, 2002

By /s/ Sharon Sandall

Sharon Sandall
Senior Assistant Secretary and
Shareholder Services Manager

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